UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 32)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

    Steven Wacaster

LED Holdings, LLC

c\o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(203) 869-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

(1)	Names of reporting persons LED Holdings, LLC 26-0299414
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 20,972,496
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 20,972,496
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 20,972,496
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.09%(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,845,587 shares of common stock outstanding as of February 5, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV (AIV) LED, LLC 26-0240524
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 74.14%(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,845,587 shares of common stock outstanding as of February 5, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV LED, LLC 26-0196366
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 74.14%(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,845,587 shares of common stock outstanding as of February 5, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV, LP 20-8228643
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 249,116,312(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 249,116,312(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 249,116,312(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.87%(1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 207,845,587 shares of common stock outstanding as of February 5, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC Holdings LLC 27-3651400
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 74.14%(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 207,845,587 shares of common stock outstanding as of February 5, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons: LSGC Holdings II LLC 45-3443986
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 92,056,786(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 92,056,786(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 92,056,786(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions):
(13)	Percent of class represented by amount in row (11): 30.99%(1)(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 207,845,587 shares of common stock outstanding as of February 5, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons: PCA LSG Holdings, LLC 45-3836143
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only: ☐
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 52,217,319(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 52,217,319(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 52,217,319(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in row (11): 20.19%(1)(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 18,316 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 8,500 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 8,500 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 207,845,587 shares of common stock outstanding as of February 5, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV, LP 20-8228567
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 249,116,312(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 249,116,312(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 249,116,312(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 83.87%(1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock and 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 207,845,587 shares of common stock outstanding as of February 5, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV GP, LLC 20-8228323
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 254,116,312(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 254,116,312(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 254,116,312(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 84.14%(1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P.
(2)	Based on 207,845,587 shares of common stock outstanding as of February 5, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL, LLC 06-1463162
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 311,333,631(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 311,333,631(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 311,333,631(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 87.02%(1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 28,157 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 28,157 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P. and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P.
(2)	Based on 207,845,587 shares of common stock outstanding as of February 5, 2014.

CUSIP No. 53224G103

(1)	Names of reporting persons CRAIG COGUT
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 311,960,613(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 311,960,613(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 311,960,613(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 87.19%(1)(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2010, 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2011. Also includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 28,157 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 28,157 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P. and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P.
(2)	Based on 207,845,587 shares of common stock outstanding as of February 5, 2014.

Amendment No. 32 to Schedule 13D

This Amendment No. 32 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LED Holdings”), Pegasus Capital Advisors, L.P. (“PCA”), Pegasus Capital Advisors GP, L.L.C. (“PCA GP”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), LSGC Holdings LLC (“LSGC Holdings”), LSGC Holdings II LLC (“LSGC Holdings II”), PCA LSG Holdings, LLC (“PCA Holdings”) Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Capital, LLC (“PCLLC”), and Craig Cogut (“Mr. Cogut,” and together with LED Holdings, PPAIV, PPLED, PPIV, LSGC Holdings, LSGC Holdings II, PCA Holdings, PIIV, PIGP and PCLLC, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”), as the case may be, on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, Amendment No. 14 filed on July 16, 2010, Amendment No. 15 filed on November 5, 2010, Amendment No. 16 filed on December 28, 2010, Amendment No. 17 filed on February 2, 2011, Amendment No. 18 filed on February 18, 2011, Amendment No. 19 filed on May 26, 2011, Amendment No. 20 filed on December 13, 2011, Amendment No. 21 filed on December 23, 2011, Amendment No. 22 filed on January 30, 2012, Amendment No. 23 filed on April 4, 2012, Amendment No. 24 filed on April 24, 2012, Amendment No. 25 filed on May 31, 2012, Amendment No. 26 on October 1, 2012, Amendment No. 27 filed on September 17, 2013, Amendment No. 28 filed on December 5, 2013, Amendment No. 29 filed on January 8, 2014, Amendment No. 30 filed on January 15, 2014 and Amendment No. 31 filed on February 12, 2014. Except as specifically provided herein, this Amendment No. 32 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented as follows:

The disclosure in Item 4 below regarding the Pegasus Warrants is incorporates by reference herein.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On February 13, 2014, the Lighting Science Group Corporation’s (the “Issuer”) Board of Directors (the “Board”) appointed Warner Philips (“Mr. Philips”), a representative and affiliate of PCA, Pegasus Capital Advisors IV, L.P. (“PCA IV”) and their affiliates, to serve as a member of the Issuer’s Board of Directors. As previously disclosed, Craig Cogut (“Mr. Cogut”) is serving as the Chairman of the Board of the Issuer, Richard H. Davis, Jr. (“Mr. Davis”) is serving as the Interim Chief Executive Officer of the Issuer and a director on the Board and Steven Wacaster (“Mr. Wacaster”) is serving as a director on the Board. Messrs. Cogut, Davis and Wacaster are all representatives and affiliates of PCA, PCA IV and their affiliates and were elected in connection with the terms of the Certificate of Designation for the Issuer’s Series I Convertible Preferred Stock (the “Series I Certificate of Designation”). Additionally, as previously disclosed, Jonathan Rosenbaum, a designee of LSGC Holdings II, PCA Holdings and their affiliates, was elected in connection with the terms of the Series I Certificate of Designation and continues to serve as a director on the Board.

On February 19, 2014, in conjunction with the Issuer’s execution of a Term Loan Agreement, dated as of February 19, 2014, by and among the Issuer, as borrower, Biological Illumination, LLC, Medley Capital Corporation, as administrative agent (“Medley”), and the lenders party thereto (the “Medley Facility”), each of Pegasus Capital Partners IV, L.P. and Pegasus Capital Partners V, L.P., each a limited partnership controlled by Mr. Cogut and an affiliate of the Reporting Persons (together the “Pegasus Guarantors”), executed a Guaranty of up to $15.0 million of the Medley Facility in favor of Medley (the “Pegasus Guaranty”). In consideration for the Pegasus Guaranty, the Issuer issued warrants (the “Pegasus Warrants”) to each of the Pegasus Guarantors to purchase 5,000,000 shares of the Issuer’s Common Stock (10,000,000 shares of the Issuer’s Common Stock in the aggregate) that are exercisable starting on the filing with the Secretary of State of the State of Delaware by the Issuer of an amendment to the Issuer’s Certificate of Incorporation increasing the authorized shares of the Issuer’s Common Stock to permit the Issuer to reserve a sufficient amount of its Common Stock to satisfy all of the Issuer’s outstanding derivative securities (and in any event on or prior to July 31, 2014), at an exercise price equal to $0.50 per share of the Issuer’s Common Stock (subject to adjustment), and may be exercised at any time thereafter and on or prior to the tenth anniversary of the issuance.

The Pegasus Warrants also provide for certain anti-dilution adjustments and are subject to certain transfer restrictions. Pursuant to the Pegasus Warrants, the Pegasus Guarantors have all rights set forth in Amended and Restated Registration Rights Agreement dated as of January 23, 2009, as amended May 25, 2012, with regard to the shares of Issuer’s Common Stock issuable upon the exercise of the Pegasus Warrants. The Pegasus Warrants will not vote with, nor participate in dividends or distributions on, the Issuer’s Common Stock, nor will the holders of Pegasus Warrants have any rights as holders of the Issuer’s Common Stock except and until the valid exercise of the Pegasus Warrants.

Subject to the consent of Medley and upon receipt of the approval of a majority of its limited partners, PPIV intends, as of the date of this filing, to execute a guaranty of the Medley Facility (the “Replacement Guaranty”) on substantially the same terms as the Pegasus Guaranty. In connection with the Replacement Guaranty, if given, (i) in consideration therefor, the Issuer will issue a warrant to purchase 10,000,000 shares of the Issuer’s Common Stock, having the same terms and conditions as the Pegasus Warrants, to PPIV, (ii) the Pegasus Guarantors will be released from their obligations under the Pegasus Guaranty, and (iii) the Pegasus Warrants will be cancelled and returned to the Issuer for no additional consideration.

The foregoing description of the Pegasus Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of a form of the Pegasus Warrants, which is filed as Exhibit 10.1, and is incorporated by reference herein.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer, including but not limited to Common Stock, existing Preferred securities or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to its investment decision. Also, the Reporting Persons and/or their affiliates have had and will continue to have discussions with management regarding the operations of the Issuer and matters of mutual interest, which could include the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Pursuant to the Series I Certificate of Designation, LSGC Holdings II, PCA Holdings and their affiliates currently may elect a portion of the Board equal to LSGC Holdings II’s, PCA Holdings’ and their affiliates’ proportionate share of the Issuer’s Common Stock on a fully diluted basis. In connection with the right to elect directors pursuant to the Series I Certificate of Designation, as amended, LSGC Holdings II, PCA Holdings and their affiliates have appointed the Chairman of the Board, as previously disclosed and discussed above, may elect additional directors to the Board and/or replace the directors they have elected to the Board pursuant to the terms of the Series I Certificate of Designation.

Except as set forth herein and/or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) (b) Items 7 through 11 and 13 of each of the cover pages of this amended Schedule 13D are incorporated herein by reference. Such information is based upon 207,845,587 shares of Common Stock outstanding as of February 5, 2014.

(c) The disclosure in Item 4 regarding the Pegasus Warrants is incorporated by reference herein. Except as set forth herein and/or in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(f) of Amendment No. 28 to this Schedule 13D is incorporated by reference herein.

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 4 regarding the Pegasus Warrants is incorporated by reference herein.

The form of Pegasus Warrants is filed as Exhibit 10.1 to this Amendment No. 32 to Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

10.1	Form of Warrant to Purchase Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2014

LED HOLDINGS, LLC

By:	/s/ Steven Wacaster
Name:	Steven Wacaster

Title:	Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,

its sole member

By:	Pegasus Investors IV, L.P.,

its general partner

By:	Pegasus Investors IV GP, L.L.C.,

its general partner

By:	/s/ Steven Wacaster

Name:	Steven Wacaster

Title:	Vice President

PP IV LED, LLC

By:	Pegasus Partners IV, L.P.,

its sole member

By:	Pegasus Investors IV, L.P.,

its general partner

By:	Pegasus Investors IV GP, L.L.C.,

its general partner

By:	/s/ Steven Wacaster

Name:	Steven Wacaster

Title:	Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P.

its general partner

By:	Pegasus Investors IV GP, L.L.C.,

its general partner

By:	/s/ Steven Wacaster

Name:	Steven Wacaster

Title:	Vice President

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,

its managing member

By:	Pegasus Investors IV, L.P.,

its general partner

By:	Pegasus Investors IV GP, L.L.C.,

its general partner

By:	/s/ Steven Wacaster

Name:	Steven Wacaster

Title:	Vice President

LSGC HOLDINGS II LLC

By:	Pegasus Partners IV, L.P.,

its sole member

By:	Pegasus Investors IV, L.P.,

its general partner

By:	Pegasus Investors IV GP, L.L.C.,

its general partner

By:	/s/ Steven Wacaster

Name:	Steven Wacaster

Title:	Vice President

PCA LSG HOLDINGS, LLC

By:	Pegasus Capital, LLC,

its managing member

By:	/s/ Craig Cogut

Name:	Craig Cogut

Title:	President & Managing Member

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,

its general partner

By:	/s/ Steven Wacaster

Name:	Steven Wacaster

Title:	Vice President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Steven Wacaster

Name:	Steven Wacaster

Title:	Vice President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut

Name:	Craig Cogut

Title:	President & Managing Member

/s/ Craig Cogut

CRAIG COGUT